AB 3/7

KH 3/4

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAND SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 GESSNER, STE 1250
(No. and Street)

HOUSTON, TX 77024
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN S. HAND 713-744-3813
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

3600 HSBC CENTER BUFFALO NY 14203-2879
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11017690

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/7

OATH OR AFFIRMATION

I, STEPHEN S. HAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAND SECURITIES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLI C. HILL
MY COMMISSION EXPIRES
October 27, 2011

Notary Public

Signature

EXEC. VICE PRESIDENT/FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Hand Securities, Inc.

(A wholly-owned Subsidiary of Community Bank System, Inc.)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2010

Hand Securities, Inc.
Index
December 31, 2010

Report of Independent Auditors

To the Shareholder of
Hand Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Hand Securities, Inc. (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Hand Securities, Inc.
Statement of Financial Condition
December 31, 2010

Assets:		
Cash and cash equivalents	$	803,990
Deposit with clearing organization		40,922
Commissions and fees receivable, net of allowance $5,407		163,864
Prepaid expenses		15,085
Total assets	**$**	**1,023,861**
Liabilities:		
Accounts payable and accrued expenses	$	21,921
Management fees payable to affiliate		109,654
Income taxes payable to CBSI		18,722
Total liabilities		**150,297**
Shareholder's equity:		
Common stock, $1.00 par value, 50,000 shares authorized; 1,000 shares issued		1,000
Additional paid-in capital		644,830
Retained earnings		227,734
Total shareholder's equity		**873,564**
Total liabilities and shareholder's equity	**$**	**1,023,861**

The accompanying notes are an integral part of the financial statements.

Hand Securities, Inc.
Statement of Income
Year Ended December 31, 2010

Revenues:	
Commissions and fees	$ 1,142,675
Interest	9,801
Total revenues	**1,152,476**
Operating expenses:	
Management fee	971,301
Legal and professional fees	29,856
Data processing and communications	14,452
Other	8,678
Total expenses	**1,024,287**
Income before income taxes	**128,189**
Income taxes	37,816
Net income	**$ 90,373**

The accompanying notes are an integral part of the financial statements.

Hand Securities, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2010

	Common Stock		Additional		
	Shares Outstanding	Amount Issued	Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2010	**1,000**	**$1,000**	**$644,830**	**$137,361**	**$783,191**
Net income				90,373	90,373
Balance at December 31, 2010	**1,000**	**$1,000**	**$644,830**	**$227,734**	**$873,564**

The accompanying notes are an integral part of the financial statements.

Hand Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

Operating activities:	
Net income	$ 90,373
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Provision for uncollectible accounts	2,099
Deposit with clearing organization	(5,356)
Commissions and fees receivable	(87,045)
Prepaid expenses	(69)
Accounts payable and accrued expenses	4,700
Management fees payable to affiliate	47,427
Income taxes payable to CBSI	10,627
Net cash provided by operating activities/ change in cash and cash equivalents	**62,756**
Cash and cash equivalents at beginning of year	741,234
Cash and cash equivalents at end of year	**$ 803,990**

Supplemental disclosure:
Taxes paid in cash for the year ending December 31, 2010 were $27,189.

The accompanying notes are an integral part of the financial statements.

Hand Securities, Inc.
Notes to Financial Statements
December 31, 2010

Note A: Organization and Nature of Business

Hand Securities, Inc. (the Company), acts as an agent in connection with the purchase and sale of equity and debt securities and with the purchase and sale of shares in mutual funds with customer accounts cleared on a fully disclosed basis. The Company is a wholly-owned subsidiary of Hand Benefits & Trust Company (the Parent), which is a wholly-owned subsidiary of Benefit Plans Administrative Services, Inc. ("BPAS"), which is a wholly-owned subsidiary of Community Bank System, Inc. ("CBSI").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's ("SEC") Rule 15c3-3 and does not hold customer funds or securities, but, as an introducing broker dealer, clears all transactions with and for customers on a fully disclosed basis through a clearing broker. The Company is registered as a securities dealer with the SEC and various states and is registered with the Financial Industry Regulatory Authority ("FINRA").

Note B: Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents
The Company considers all liquid financial instruments with original maturities of less than 90 days and not pledged or otherwise restricted, as cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of cash equivalents. At December 31, 2010, the Company's cash accounts exceeded federally insured limits by approximately $316,000. Approximately 75% of cash and cash equivalents was held at one institution at December 31, 2010.

Securities Transactions
The Company clears the majority of its proprietary and customer transactions through an unaffiliated broker-dealer on a fully disclosed basis. Securities transactions and related sales commission revenues are recorded on a trade-date basis. Commissions and fees consist of sales commissions, 12b-1 fees and sub-transfer agent fees. The 12b-1 fees and sub-transfer agent fees are accrued as earned.

Income Taxes
The Company is included in the consolidated federal and state income tax returns filed by CBSI. Income taxes are calculated on a stand-alone return basis, with the Company's share of the tax provision either remitted to or received from the Parent. Income tax expense is based on taxes currently payable or refundable as well as deferred taxes that are based on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. At December 31, 2010 the Company owed $18,722 to CBSI for the Company's pro rata share of income taxes.

Included in income tax is $7,258, before federal benefit, of Texas Margin Tax, which is calculated as a percent of gross revenue. Under Accounting Standards Codification ("ASC") Section 740 this is considered a tax based on income, and accordingly is classified as income tax expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as to the collectability of receivables, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. They must recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. The Company has evaluated events and transactions through February 23, 2011, the date of issuance of these financial statements, and noted no subsequent events requiring financial statement recognition or disclosure.

Note C: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $602,804, which was $552,804 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.25 to 1.

Note D: Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization requires that a security deposit balance of $25,000 be maintained by the Company. The balance bears interest at a rate determined by the clearing organization and is due on demand.

Note E: Contingent Liabilities

In the normal course of business, the Company's activities involve the execution, settlement and financing of securities' transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and by monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company is contingently liable for any customer account deficits with the clearing broker that are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary. The Company has not experienced any losses to date related to these risks, and no future losses are anticipated.

Note F: Related-party Transactions

For the year ended December 31, 2010, the Company paid Benefit Plan Administrative Services, LLC, an affiliated company, management fees of $971,301 for administrative and recordkeeping services. At December 31, 2010, the Company had $109,654 of management fees payable to affiliate.

The Company maintains a checking account with Community Bank N.A., an affiliated company. At December 31, 2010 the balance in this account was $201,453.

Note G: Income Taxes

Income tax expense includes these components:

	Federal	State	Total
Current expense	$ 30,928	$7,508	$ 38,436
Deferred benefit	(796)	176	(620)
Income tax expense	$ 30,132	$ 7,684	$ 37,816

Income tax expense as a percentage of income before income taxes differs from the statutory rate of approximately 25% primarily due the effects of state income taxes, which provide a federal income tax benefit.

Hand Securities, Inc.
Supplemental Schedule
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net capital:	
Total stockholder's equity	$ 873,564
Less:	
Nonallowable assets	(266,760)
Other deductions – excess fidelity bond deductible	(4,000)
Net capital	$ 602,804
Nonallowable assets:	
Commissions and fees receivable	$ 163,864
Prepaid expenses	15,085
Excess cash at affiliate	87,811
Total nonallowable assets	$ 266,760
Aggregate indebtedness	$ 150,297
Net capital requirement (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital requirement in excess of net capital	$ 552,804
Ratio of aggregate indebtedness to net capital	0.25 to 1

Note: The above computation agrees to the new capital computation of net capital under Rule 15c-3-1 as of December 31, 2010, filed by the company with the SEC on Part IIA of the unaudited Form X-17a-5.

Hand Securities, Inc.

Supplemental Schedule
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company has claimed exemption from SEC Rule 15c3-3 paragraph (K) (2) (ii) as another broker dealer clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to customers.

pwc

Report of Independent Accountants

To the Shareholder of
Hand Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Hand Securities, Inc. (the "Company") for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 30, 2010 in the amount of $199 compared to check number 4686270114 dated July 30, 2010 provided by Laurie Swierat, Accounting Manager, Benefit Plans Administrative Services, noting no differences. The amount on item 2F of page 1 of $99 was agreed to check number 4686270119 dated February 23, 2011, provided by Jennifer Pollock, CBSI Subsidiary Accounting Supervisor, noting no differences.
2. Compared the Total Revenue amount reported on page one, line nine of the audited Form X-17A-5 Income Expenses Summary for the year ended December 31, 2010 to the Total revenue amount of $1,152,476 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on item 2c line 1, Revenue from the distribution of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures product, of $1,033,085 to the Company's general ledger, as well as page one line 5 of the audited Form X-17A-5 Income Expenses Summary noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,152,476 of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Hand Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

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